Exhibit 12.1

United Insurance Holdings Corp.

Ratio of Earnings to Fixed Charges

Unaudited

(dollars in thousands)

	Nine Months Ended September 30, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations	46,629	34,487	15,714	13,016	(1,408)	6,327
Fixed charges	369	423	394	583	1,799	3,209

Total Earnings	46,998	34,910	16,108	13,599	391	9,536

Fixed Charges:
Interest expensed and capitalized	325	367	355	548	1,608	2,758
Amortized premiums, discounts and capitalized expenses related to debt	—	—	—	—	159	419
Interest within rental expense	44	56	39	35	32	32

Total Fixed Charges	369	423	394	583	1,799	3,209

Ratio of Earnings to Fixed Charges	127.39	82.56	40.89	23.34	.22	2.97

Rent Expense	549	698	486	434	394	394
Estimated Interest %	8%	8%	8%	8%	8%	8%

Estimated Interest within rental expense	44	56	39	35	32	32